ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange
On Wednesday 9 December 2009

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

9 December 2009

‘National Grid plc
– Optional Scrip Dividend’

9 December 2009

National Grid plc (‘the Company’)

Optional Scrip Dividend for 2009/10 interim dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, is available to shareholders on the Register on the record date. A timetable is provided below.

The scrip dividend reference price for the 2009/10 interim dividend, (being the average closing mid-market price of an ordinary share for the 5 dealing days commencing with, and including, the ex-dividend date) is 646.5 pence.

For American Depositary Receipt (ADR) holders, the ADR reference share price (being the reference share price above translated for ADRs at the average US$ rate for 2nd - 8th December inclusive) is $54.1389.

Details of the scrip dividend are available on the National Grid plc website (under the dividend section for ordinary / ADR holders respectively) at www.nationalgrid.com/investors.

2009/10 Interim Dividend and timetable:

Dividend amount declared — 13.65p per ordinary share; $1.1480 per ADR.

Ordinary shares and ADRs trade ex-dividend — 2 December 2009

Record date — 4 December 2009

Last date for receipt of scrip elections — 18 December 2009

Dividend payment date — 20 January 2010